

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2020

Mary Anne McGarry
Chief Executive Officer
Guild Holdings Company
5898 Copley Drive
San Diego, CA 92111

      Re: Guild Holdings Company
          Draft Registration Statement on Form S-1
          Submitted August 24, 2020
          CIK No. 0001821160

Dear Ms. McGarry:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.   Please add a recent developments, or other subsection, to the summary in which you briefly describe the impact of the COVID-19 outbreak on your business, liquidity, financial condition and results of operations.

Company Overview, page 1

2.   In the third paragraph on page 3, please also include your revenue and net income for the fiscal year ended December 31, 2019.

Implications of Being an Emerging Growth Company, page 13

3.   Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Tonya K. Aldave at (202) 551-3601 to discuss how to submit the materials, if any, to us for our review.

Risk Factors
We are required to make servicing advances, page 27

4.   Please quantify the percentage of your serviced loans that are in forbearance as of a recent date.

Organization Structure
The Reorganization Transactions, page 49

5.   Please disclose the tax implications related to the reorganization, including the impact of Guild Mortgage Company converting from a corporation into a limited liability company.

Use of Proceeds, page 52

6.   Please describe more specifically the intended uses of the net proceeds and the amount intended for each use or tell us why you are unable to do so.

Non-GAAP Financial Measures, page 68

7.   Please tell us the following for your Non-GAAP measures "Adjusted Net Income" and "Adjusted EBITDA":
   • We note you removed the fair value adjustment of mortgage servicing rights due to valuation assumptions. Please reconcile the valuation adjustment of mortgage servicing rights in the consolidated statement of income to the change in fair value of MSRs due to valuation assumptions in the Non-GAAP reconciliation;
   • We note you removed the charge related to change in fair value of MSRs due to valuation assumptions and did not remove the gains due to the fair value of originated MSRs. Please tell us how you considered the guidance in Rule 100(b) of Regulation G and the Division's Non-GAAP C&DI 100.03 when determining the appropriateness of your presentation; and
   • We note that throughout your registration statement, you disclose that decreases in the fair value of your MSRs are largely offset by additional revenue realized from

> your increased origination volume during the same period. Please tell us how you considered the guidance in Rule 100(b) of Regulation G and the Division's Non-GAAP C&DI 100.01 when determining the appropriateness of your presentation.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Six Months Ended June 30, 2020 and 2019, page 70

8.   Please revise your next amendment to break out the material components of expense categories (salaries, commission and benefits, occupancy, equipment and communication and general and administrative expenses). Discuss any material trends between periods. Refer to SEC Release 33-8350.

9.   You state that the increase in the provision for investor reserves of 202.4% for the six months ended June 30, 2020 was in part due to your decision to increase your investor loss reserve because of the potential effects of the Covid-19 pandemic. We also note that you elected to increase your foreclosure loss reserves 140.3% in anticipation of an increase in foreclosures after the moratorium of the CARES Act is lifted. Please clarify the basis for your decision and election to increase these reserves.

Business
Company Overview, page 96

10.   We note your disclosure that your overall recapture rate was 61% excluding "clients to whom [you] did not actively market due to contractual prohibitions or other business reasons." Please advise us, and revise your disclosure if there is a significant difference between the disclosed 61% recapture rate and the overall recapture rate, without any exclusions for prohibitions or other business reasons.

Facilities, page 115

11.   We note that you lease all your branch offices. Please also disclose whether you own or lease your principal executive office and satellite offices and provide an average square footage for the offices.

Legal and Regulatory Proceedings, page 118

12.   If known, please disclose the amount in controversy in the lawsuit described on page 119, or advise.

Executive Compensation
Outstanding Equity Awards at Fiscal Year-End, page 129

13.   Please explain what you mean by "distribution threshold" in the footnotes to the table on page 129.

Principal and Selling Stockholders, page 130

14. Please disclose in a footnote the natural person or persons that have voting and dispositive control of the shares of McCarthy Capital Mortgage Investors, LLC.

Description of Certain Indebtedness, page 135

15. Please name the counterparties to the loan and credit agreements disclosed in this section, or advise.

Exclusive Forum, page 142

16. We note that your exclusive forum will apply, to the fullest extent permitted by law, to all actions asserting covered Delaware state law claims, including other claims, such as federal securities claims. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Notes to the Consolidated Financial Statements for the Period Ending June 30, 2020
Note 2. Fair Value Measurements, page F-10

17. We note that the notional value of interest rate lock commitment (IRLC) derivatives increased from $1.524 billion at December 31, 2019 to $5.100 billion at June 30, 2020. Please tell us and revise your disclosures accordingly how such activity reconciles to the net transfers and revaluation gains of IRLCs in the Level 3 fair value rollforward on page F-16 and why the related FV of increase in notional value is not reflected as an addition or the fair value adjustment to IRLCs included in loan origination fees and gain on sale of loans, net, is not reflected as a valuation adjustment in the Level 3 fair value rollforward.

Notes to Consolidated Financial Statements for the years ended December 31, 2019 and 2018
Note 1. Business, Basis of Presentation, and Accounting Policies
Recently Adopted Accounting Pronouncements, page F-43

18. We note you adopted Accounting Standard No. 2014-09 (ASC 606), Revenue from Contracts with Customers, on January 1, 2019. Please revise your next amendment to

disclose if you applied retrospectively to each prior period or retrospectively with the cumulative effect of initial application reflected in the opening balance of retained earnings.

General

19. We note the use of market data throughout the filing. Please provide a consent for any third party research that was commissioned by you, if applicable.

20. We note your disclosure on page F-63 relating to the 2017 Guild Equity Appreciation Rights Plan. If this agreement is still in effect, please describe its material terms and file it as an exhibit to your registration statement. In addition, it appears that you may have issued appreciation rights to your executive officers in fiscal year ended December 31, 2019. If so, disclose the value of the appreciation rights granted in 2019 in the summary compensation table or advise.

21. Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

You may contact David Irving at (202) 551-3321 or Michelle Miller at (202) 551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at (202) 551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance